AYTU BIOSCIENCE, INC.

373 Inverness Parkway

Suite 200

Englewood, Colorado 80112

July 30, 2015

VIA EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Aytu BioScience, Inc.

Registration Statement on Form S-1

Filed July 1, 2015

File No. 333-205414

Dear Mr. Riedler:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission that were contained in your letter dated July 27, 2015, regarding the above-referenced filing of Aytu BioScience, Inc., Englewood, Colorado (the “Company”). In response to the Staff’s comments, the Company has also filed an amendment to its Registration Statement on Form S-1 (the “Registration Statement”). This letter sets forth each comment contained in your letter dated July 27, 2015 and, following the comment, the Company’s response. The Staff’s comment is repeated in bold face, and the Company’s response follows in ordinary type.

General

1.	We note that in August 2014 Tramadol was classified by the Drug Enforcement Administration as a Schedule IV Controlled Substance and it would appear likely that Zertane would in turn receive the same classification. Please describe the likelihood of this designation and its implications in the Summary and in more detail as an independent risk factor. Also disclose how Zertane as a Schedule IV Controlled Substances would be regulated in the Regulation Section.

Response: Disclosure regarding the controlled substance classification of tramadol has been added at page 3 of the Summary, a risk factor regarding the classification has been added at page 22, and a discussion of the Drug Enforcement Agency regulation has been added at page 91.

U.S. Securities and Exchange Commission

July 30, 2015

Prospectus Summary

Company Overview, page 2

2.	Please indicate here and in your Business section how and when you acquired the RedoxSYS System.

Response: The requested disclosure has been added at pages 3 and 68.

3.	Please remove the reference to the global market for the prevention and treatment for prostate cancer here and wherever else it appears in your filing, as it is not relevant to the projection for the diagnosis and screening segment that you also cite. Please also remove the projection to the global urological disorders market in your second paragraph, as this information is not relevant to either your marketed product or your product development efforts.

Response: The references to these global markets have been removed.

4.	Where you discuss the projected size of the premature ejaculation market please specify which market you are referring to, e.g. global, North American, U.S., etc.

Response: The text on pages 2 and 52 now states that the market referred to is the U.S. and European markets.

5.	We note your statement on page 3 that you hold method-of-use patents for Zertane. Please indicate whether you developed these patents or whether you licensed or acquired them from a third-party. If so, please identify the third party in your disclosure.

Response: The requested disclosure has been added to page 3.

Products, page 3

6.	Please indicate here when ProstaScint received FDA approval.

Response: The requested disclosure has been added to page 3.

7.	Please state here that the RedoxSYS System must receive 501(k) clearance by the FDA prior to being marketed for clinical use in the United States.

Response: The requested disclosure has been added to page 4.

U.S. Securities and Exchange Commission

July 30, 2015

Product Pipeline, page 5

8.	Please briefly explain more fully the significance of using the Section 505(b)(2) regulatory pathway for the development of Zertane, including the need for fewer clinical trials and more expedited approval, as you have done in your risk factor on page 17.

Response: The requested disclosure has been added to page 5.

9.	Please explain the description of Zertane’s active ingredient, tramadol hydrochloride, as “well characterized.”

Response: The requested disclosure has been added to page 6.

10.	Please note here that you have not yet submitted an Investigational New Drug Application for Zertane and will not until at least the second half of 2015.

Response: The requested disclosure has been added to page 5.

Risk Factors

Risks Related to Product Development, Regulatory Approval and Commercialization

“Favorable results in the prior clinical trials of Zertane outside of the United States may not be predictive…,” page 13

11.	Please include the definition of premature ejaculation you used in your Phase 2 trial in your risk factor in order to explain how your enrollment for it differed from that of the Phase 3 trial and, if it is not self-evident, explain how it was broader than the definition used for Phase 3.

Response: The requested disclosure has been added to page 14.

12.	Please also amend this risk factor to note that you have not been involved in any of the clinical trials performed to date on Zertane and that you have relied on the data collected by a previous partner of your majority shareholder in determining the course of future development. Please identify this former partner here and wherever else you reference it in your disclosure.

Response: The requested disclosure has been added to pages 14 to 15.

U.S. Securities and Exchange Commission

July 30, 2015

“We face substantial competition from companies with considerably more resources and experience than we have….” page 20

13.	Please amend this risk factor to include examples of the companies and their products and/or product candidates that you believe may be competitive with yours. In particular, you should note here that Promescent, an over-the-counter topical spray for the treatment of premature ejaculation, received FDA approval in 2013.

Response: The requested disclosure has been added to page 21.

“Our products and product candidates may cause undesirable side effects…,” page 22

14.	Please amend this risk factor to include examples of the adverse effects identified in the clinical tests performed on Zertane to date and those associated with the use of its active ingredient.

Response: The requested disclosure has been added to page 23.

“We face intense competition from established and new companies in the in-vitro diagnostics field,” page 26

15.	This risk factor is substantially similar to the one concerning competition on page 20. Please merge them into a single risk factor in order to avoid repetition in your disclosure.

Response: The two risk factors have been combined into one on pages 21 to 22.

Risks Related to Our Organization, Structure and Operation

“Ampio controls us, including having the ability to control the election of our directors…,” page 31

16.	This risk factor is substantially similar to the third one on page 37. Please merge them into a single risk factor in order to avoid repetition.

Response: The two risk factors have been combined into one on page 32.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Research and Development, page 46

17.	Please disclose the costs incurred during each period presented and to date for the RedoxSYS system and Zertane separately.

Response: The requested disclosure has been added to page 47.

U.S. Securities and Exchange Commission

July 30, 2015

Business

Business Overview, page 53

18.	Where you discuss ProstaScint on page 53, please explain the terms “radiopharmaceutical” and “radioimmunoscintigraphy.”

Response: The requested disclosure has been added to page 54.

Zertane, page 59

19.	In your table summarizing the clinical tests performed on Zertane to date, your “Enrollment” column reflects numbers that do not appear to match the number of actual subjects. For example, in the two Phase 1 trials the column indicates that 0 and 4 subjects were enrolled, respectively, while the “Noteworthy Findings” column suggests that at least 13 and 7 subjects were enrolled. Further, the last Phase 3 trial you describe on page 62 indicates that there were 399 subjects enrolled but the Enrollment column states only 56 subjects. Please review this disclosure with a view toward eliminating any discrepancies.

Response: The table on pages 63 to 65 has been revised to show the correct patient enrollment figures. The error in the original filing was due to one or more numerals on the left side of each figure being deleted due to an undetected formatting error.

Manufacturing, page 81

20.	Please indicate whether the supply agreement with the manufacturer of tramadol hydrochloride referred to here is the contract with Ethylpharm you describe on pages 76-77. If it is not, please file this agreement as an exhibit and also amend this disclosure to identify the manufacturer and state the material provisions of this agreement.

Response: The agreement is with Ethypharm and that fact has been clarified on page 83.

Please be advised that the Registration Statement has also been revised to provide updates to certain information regarding the stock symbol and stock price as well as minor edits, particularly in the Risk Factors section, and to add a Recent Developments section to the Summary and related disclosure to the Subsequent Events Footnote on page F-20.

*    *    *    *

The Company respectfully submits that the revised disclosure in the Registration Statement is appropriately responsive to the Staff’s comments. If the Staff has any further comments, please direct them to the undersigned. We appreciate your assistance in helping the Company to enhance the quality of the disclosure contained in its Registration Statement.

Respectfully yours,

/s/ Gregory A. Gould

Gregory A. Gould

Chief Financial Officer

cc:	Wyrick Robbins Yates & Ponton LLP